Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES ACT OF 1934

The following description sets forth certain material terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to vote of our stockholders, including the election of directors. Holders of our common stock are not entitled to cumulate their votes for the election of directors. Except as otherwise required by law, or as otherwise fixed by resolution or resolutions of our Board of Directors with respect to one or more series of our preferred stock, the entire voting power and all voting rights is vested exclusively in our common stock.

Holders of our common stock are not entitled to receive dividends except if declared by our Board of Directors and are not be entitled to a liquidation preference in respect of their shares of common stock. Upon liquidation, dissolution or winding up of our company, the holders of our common stock would be entitled to receive pro rata all assets remaining for distribution to stockholders after the payment of all of our liabilities and of all preferential amounts to which any series of our preferred stock may be entitled.

Holders of our common stock have no preemptive or subscription rights, and have no rights to convert their common stock into any other securities. The common stock is not subject to call or redemption.